Exhibit 12.1

SEITEL, INC.

Statement Showing Computation of Ratio of Earnings to Fixed Charges

(In thousands)

(Unaudited)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed charges:
Interest expense	$12,218	$13,368	$14,245	$21,248	$20,526
Capitalized interest expense	3,101	2,936	2,583	664	—
Portion of rental expense representative of interest factor	371	383	390	471	300

Total fixed charges	$15,690	$16,687	$17,218	$22,383	$20,826

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$13,868	$13,747	$16,328	$(156,873)	$(36,878)
Fixed charges	15,690	16,687	17,218	22,383	20,826
Capitalized interest expense	(3,101)	(2,936)	(2,583)	(664)	—

Total earnings before fixed charges	$26,457	$27,498	$30,963	$(135,154)	$(16,052)

Ratio of earnings to fixed charges:
Earnings before fixed charges	$26,457	$27,498	$30,963	$(135,154)	$(16,052)
Fixed charges	15,690	16,687	17,218	22,383	20,826

Ratio of earnings to fixed charges	1.7	1.7	1.8	—	—

Statement Showing Computation of Ratio of Earnings to Fixed Charge

(In thousands)

(Unaudited)—(Continued)

	Nine Months Ended September 30,		Proforma
	2003	2004	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Fixed charges:
Interest expense	$15,474	$19,093	$25,398	$18,988
Capitalized interest expense	—	—	—	—
Portion of rental expense representative of interest factor	278	258	300	258

Total fixed charges	$15,752	$19,351	$25,698	$19,246

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$(11,353)	$(88,854)	$(41,750)	$(88,749)
Fixed charges	15,752	19,351	25,698	19,246
Capitalized interest expense	—	—	—	—

Total earnings before fixed charges	$4,399	$(69,503)	$(16,052)	$(69,503)

Ratio of earnings to fixed charges:
Earnings before fixed charges	$4,399	$(69,503)	$(16,052)	$(69,503)
Fixed charges	15,752	19,246	25,698	19,246

Ratio of earnings to fixed charges	—	—	—	—